EXHIBIT 99.1

Norsk Hydro: Aasheim Leaves Corporate Management Board to Lead Integration Planning

OSLO, Norway, Jan. 16, 2007 (PRIME NEWSWIRE) -- Hilde Merete Aasheim leaves Hydro's Corporate Management Board to concentrate on leading the planning of the integration of the company's oil and gas activities with Statoil.

Aasheim, who has been in charge of Leadership and Culture in Hydro since 2005, will lead the merger integration planning team appointed today.

Following the completion of the merger, which is expected during the third quarter 2007, Aasheim will join the Corporate Management Board of the new company as head of Group Functions.

Until her successor in Hydro is appointed, the functions reporting to Aasheim will report directly to Eivind Reiten, President and Chief Executive Officer. This includes Human Resources, Health, Environment and Safety and Corporate Social Responsibility.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 CONTACT:

 Press contact
 Cecilie Ditlev-Simonsen
 Telephone +47 22532097
 Cellular +47 41559250
 E-mail  Cecilie.Ditlev-Simonsen@hydro.com

 Investor contact
 Stefan Solberg
 Telephone +47 22533539
 Cellular +47 91727528
 E-mail Stefan.Solberg@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22538100
 Fax: +47 22532725
 www.hydro.com